Form N-SAR for Life Series Funds

Exhibit 99.77E

Legal proceedings

The Life Series Blue Chip and Value Funds have been named, and have received notice that they may be putative members of the proposed defendant class of shareholders, in a lawsuit filed in the United States Bankruptcy Court for the District of Delaware on November 1, 2010, by the Official Committee of Unsecured Creditors of Tribune Company (the "Committee"). The Committee is seeking to recover all payments made to beneficial owners of common stock in connection with a leveraged buyout of the Tribune Company, including payments made in connection with a tender offer into which the Life Series Blue Chip and Value Funds tendered their shares of common stock of the Tribune Company. On December 9, 2011, the Life Series Blue Chip Fund was reorganized into the Life Series Growth & Income Fund pursuant to a Plan of Reorganization and Termination, whereby all of the assets of the Life Series Blue Chip Fund were transferred to the Life Series Growth & Income Fund, the Life Series Growth & Income Fund assumed all of the liabilities of the Life Series Blue Chip Fund, including any contingent liabilities with respect to pending or threatened litigation or actions and shareholders of Life Series Blue Chip Fund became shareholders of Life Series Growth & Income Fund. The adversary proceeding by the Committee has been stayed since it was filed (other than for limited discovery and service of the complaint) and the Committee has
sought a further extension of the stay until March 19, 2012.   In addition,
on June 2, 2011, the Life Series Blue Chip and Value Funds were named as defendants in a lawsuit brought in connection with the Tribune Company's leveraged buyout by Deutsche Bank Trust Company Americas, in its capacity as successor indenture trustee for a certain series of Senior Notes, Law Debenture Trust Company of New York, in its capacity as successor indenture trustee for a certain series of Senior Notes, and Wilmington Trust Company, in its capacity as successor indenture trustee for the PHONES Notes (together, the "Bondholder Plaintiffs") in the Supreme Court of the State of New York. Also on June 2, 2011, the Life Series Blue Chip and Value Funds were named as defendants in a lawsuit brought in connection with the Tribune LBO by certain former employees of Tribune (the "Employee Plaintiffs") in the Supreme Court of the State of New York. (Both of these suits have been removed to the United States District Court for the Southern District of New York and consolidated with other substantially similar suits against other former Tribune shareholders; all of those lawsuits have been stayed until further order of the court.) The Bondholder and Employee Plaintiffs also seek to recover payments of the proceeds of the leveraged buyout. The extent of the Funds' potential liability in any such actions has not been determined. The Funds have been advised by counsel that the Funds could be held liable to return all or part of the proceeds received in any of these actions, as well as interest and court costs, even though the Funds had no knowledge of, or participation in, any misconduct. The Life Series Value Fund received proceeds of $376,754 in connection with the leveraged buyout, representing 0.55% of its net assets as of December 31, 2011. The Life Series Blue Chip Fund received proceeds of $288,456 in connection with the leveraged buyout, representing 0.09% of the net assets of Life Series
Growth & Income Fund as of December 31, 2011. The Life Series Value and Growth & Income Funds cannot predict the outcomes of these proceedings, and thus have not accrued any of the amounts sought in the various actions in their financial statements.